[LETTERHEAD OF DEBEVOISE & PLIMPTON LLP]

May 7, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jennifer R. Hardy

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 7010

Re:	BWAY Holding Company

Amendment No. 2 to Registration Statement on Form S-1

Filed May 7, 2007

File No. 333-141174

Dear Ms. Hardy,

This letter relates to the proposed initial public offering (the “Offering”) of the common stock of BWAY Holding Company (the “Company”) pursuant to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

The Company is filing, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 2, as well as two copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement, as filed on April 17, 2007.

The changes indicated in Amendment No. 2 include principally changes to reflect updated interim financial data of the Company for the six months ended April 1, 2007 and the updated non-cash compensation charge related to acceleration of vesting of certain options of the Company, as described in our letter of May 4, 2007.

If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Paul Rodel at (212) 909-6478 or Sharon Han at (212) 909-6550.

Sincerely,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Dale Welcome

John Cash

Matt Franker

        Securities and Exchange Commission

Kevin C. Kern

Jeffrey M. O’Connell

        BWAY Holding Company

Robert E. Buckholz, Jr.

        Sullivan & Cromwell LLP

Enclosures

2